Exhibit 99.2

ALPHAMETRIX MANAGED FUTURES III LLC
 (A Limited Liability Company)

Financial Statements as of
and for the year ended December 31, 2010,
and Report of Independent Registered Public Accounting Firm

AFFIRMATION OF ALPHAMETRIX, LLC

In compliance with the Commodity Futures Trading Commission’s regulations, I hereby affirm that to the best of my knowledge and belief, the information contained in the statements of financial condition of AlphaMetrix Managed Futures III LLC as of December 31, 2010, including the related statements of operations and changes in members’ capital for the year ended December 31, 2010, is accurate and complete.

/s/ Aleks Kins
Aleks Kins
President and Chief Executive Officer
AlphaMetrix, LLC
Manager of AlphaMetrix Managed Futures III LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of AlphaMetrix Managed Futures III LLC:

We have audited the accompanying statements of financial condition of AlphaMetrix Managed Futures III LLC comprised of AlphaMetrix Managed Futures III LLC (WC Diversified Series) (a series of a Delaware Series Limited Liability Company) (the “Series”), (collectively the “Platform”) as of December 31, 2010, and the related statements of operations and changes in members’ capital for the year then ended. These financial statements are the responsibility of the Platform’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Series is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Platform’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Platform at December 31, 2010, and the results of its operations and the changes in its members’ capital for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 30, 2011

ALPHAMETRIX MANAGED FUTURES III LLC
Statements of Financial Condition
December 31, 2010

	AlphaMetrix Managed Futures III LLC (WC Diversified Series)	AlphaMetrix Managed Futures III LLC
ASSETS
Investment in AlphaMetrix WC Diversified Fund - MT0041, at fair value	$6,590,406	$6,590,406
Cash at bank	14,404,275	14,404,275
Prepaid assets	99,297	99,297

Total Assets	$21,093,978	$21,093,978

LIABILITIES

SUBSCRIPTIONS RECEIVED IN ADVANCE	$4,723,040	$4,723,040

PAYABLES:
Accrued sponsor's fee	5,299	5,299
Accrued management fee	30,878	30,878
Accrued performance fee	129,469	129,469
Accrued operating costs	4,463	4,463

Total Liabilities	4,893,149	4,893,149

MEMBERS' CAPITAL
B0 Members (7,030.08 units outstanding at December 31, 2010,
unlimited units authorized)	7,562,143	7,562,143
B2 Members (8,120 units outstanding at December 31, 2010,
unlimited units authorized)	8,628,060	8,628,060
Sponsor (10 units outstanding at December 31, 2010,
unlimited units authorized)	10,626	10,626
Total Members’ Capital	16,200,829	16,200,829

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$21,093,978	$21,093,978

See notes to financial statements.

ALPHAMETRIX MANAGED FUTURES III LLC
Statements of Operations
For the year ended December 31, 2010

	AlphaMetrix Managed FuturesFutures III LLC (WC Diversified Series )	AlphaMetrix Managed Futures III LLC
NET INVESTMENT LOSS ALLOCATED
FROM ALPHAMETRIX WC DIVERSIFIED FUND - MT0041:
Interest income	$8,997	$8,997
Trading costs	(3,986)	(3,986)
Cash manager and sponsor fees	(5,985)	(5,985)

Net investment loss allocated
from AlphaMetrix WC Diversified Fund - MT0041	(974)	(974)

FUND NET INVESTMENT LOSS:
Interest income	6,370	6,370
Sales commission (Placement Fees)	(68,786)	(68,786)
Operating expenses	(20,811)	(20,811)
Management fees	(135,647)	(135,647)
Organizational costs	(119,362)	(119,362)
Performance fees	(202,051)	(202,051)
Sponsor's fees	(26,697)	(26,697)

Net investment loss	(566,984)	(566,984)

Total net investment loss	(567,958)	(567,958)

REALIZED AND UNREALIZED GAIN (LOSS)
ALLOCATED FROM ALPHAMETRIX WC DIVERSIFIED FUND - MT0041:
Net realized gain/(loss)	949,451	949,451
Net increase/(decrease) in unrealized appreciation/(depreciation)	195,511	195,511

Total realized and unrealized gain (loss)
allocated from AlphaMetrix WC Diversified Fund - MT0041	1,144,962	1,144,962

Net increase in net assets resulting from operations	$577,004	$577,004

Weighted average number of WC Diversified Series units outstanding	5,757	5,757

Net income/(loss) per weighted average unit	$100.23	$100.23

See notes to financial statements.

ALPHAMETRIX MANAGED FUTURES III LLC
Statements of Changes in Members’ Capital
For the year ended December 31, 2010

	AlphaMetrix Managed Futures III LLC (WC Diversified Series)								AlphaMetrix Managed
	B-0 Members		B-2 Members		Sponsor (B-2)		Total		Futures III LLC
	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units
Members’ capital at January 1, 2010	$-	-	$-	-	$-	-	$-	-	$-	-
Members’ subscriptions	7,262,571	7,030.08	8,376,852	8,145.00	10,000	10.00	15,649,423	15,185.08	15,649,423	15,185.08
Members’ redemptions	-	-	(25,598)	(25.00)	-	-	(25,598)	(25.00)	(25,598)	(25.00)
Net investment loss	(226,927)	-	(340,014)	-	(1,017)	-	(567,958)	-	(567,958)	-
Total realized and unrealized gain/(loss) allocated
from AlphaMetrix WC Diversified Fund - MT0041	526,499	-	616,820	-	1,643	-	1,144,962	-	1,144,962	-
Members’ capital at December 31, 2010	$7,562,143	7,030.08	$8,628,060	8,120.00	$10,626	10.00	$16,200,829	15,160.08	$16,200,829	15,160.08

Net asset value per unit at January 1, 2010	$1,000.000		$1,000.000		$1,000.000
Change in net asset value per unit	75.684		62.568		62.568
Net asset value per unit at December 31, 2010	$1,075.684		$1,062.568		$1,062.568

See notes to financial statements.

ALPHAMETRIX MANAGED FUTURES III LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

(1)   Organization

AlphaMetrix Managed Futures III LLC (the “Platform”) is sponsored by AlphaMetrix, LLC (the “Sponsor”). The Platform was formed on September 10, 2009 as a Delaware series limited liability company pursuant to the Delaware Limited Liability Company Act. AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series) (the “Series” or “WC Diversified Series”) is the only “segregated series” of the Platform. Since the Series is the Platform’s only segregated series, references to the Series also include the Platform unless otherwise noted.  The Series invests a portion of its assets in AlphaMetrix WC Diversified Fund – MT0041 (the “Master Fund”) which is advised by Winton Capital Management Ltd. (the “Trading Advisor”). The Master Fund generally engages in the speculative trading of bonds, currencies, interest rates, equities, equity indices, debt securities and selected physical commodities and derivatives such as futures, options on futures and forward currency contracts. Newedge USA, LLC and J.P. Morgan Futures Inc. are the Master Fund’s futures clearing brokers (the “Clearing Brokers”) and Newedge Alternative Strategies Inc. is the foreign exchange clearing broker of the Master Fund, although the Master Fund may execute foreign exchange trades through other foreign exchange clearing brokers at any time. The Sponsor, over time, intends to offer investors a selection of different trading advisors, each managing a different segregated series of the Platform. There can be no assurance, however, that any series other than the Series will be offered or that the Series will continue to be offered. The Series was organized on September 11, 2009. The Series issued units and commenced trading on January 1, 2010. The Series filed a Form 10, under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (“SEC”) to register the units of limited liability company interest (“Units”), and such registration became effective March 1, 2010.

The Series issues two sub-series, B-0 and B-2. These sub-series are subject to different fees as described in the Confidential Disclosure Document (the “Disclosure Document”). The financial statements presented herein include the combined results of both sub-series. On January 1, 2010, the Series issued 10.00 Units of the B-2 sub-series to the Sponsor for $10,000. The Sponsor serves as the Series’ tax matters partner. All capitalized terms used herein are defined in the Disclosure Document.

The Sponsor was formed in May 2005, and its main office is located in Chicago, Illinois. The Sponsor is registered with the U.S. Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator and commodity trading advisor, with the SEC as a Registered Investment Advisor (“RIA”) and registered transfer agent (“RTA”), and is a member of the National Futures Association (“NFA”).

At the sole discretion of the Sponsor, the Series may terminate for any reason (for the avoidance of doubt, the Sponsor shall be entitled, without any violation of any contractual or fiduciary obligation to any investor in the Series (a “Member”), to dissolve the Series at any time).

(2)	Summary of Significant Accounting Policies

The accounting records for the Platform and Series are maintained in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Following is a summary of significant accounting policies consistently followed in the preparation of the financial statements. The Platform includes the accounts of the WC Diversified Series.

Investment

The Series invests in the Master Fund.  The Series’ investment in the Master Fund is carried at fair value and represents the Series’ pro rata interest in the net assets of the Master Fund as of the close of business on the relevant valuation date.  The Master Fund’s assets are carried at fair value. At each valuation date, the Master Fund’s income, expenses, net realized gain/(loss) and net increase /(decrease) in unrealized appreciation/(depreciation) are allocated to the Series based on the Series’ pro rata interest in the net assets of the Master Fund, and recorded in the Series’

Statement of Operations.  The Master Fund provides the Series with daily estimated net asset valuations.  The financial statements of the Master Fund are attached to this report and should be read in conjunction with the Series’ financial statements.

Basis of Presentation

Pursuant to rules and regulations of the SEC, financial statements are presented for the Platform as a whole and for the WC Diversified Series. The accompanying financial statements and notes thereto include financial statements and footnote totals for the Platform as a whole. For the avoidance of doubt, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular segregated series shall be enforceable only against the assets of such series and not against the assets of the Platform generally or any other  segregated series. Accordingly, the assets of one segregated series of the Platform include only those funds and other assets that are paid to, held by or distributed to the Platform on account of and for the benefit of that Series, including, without limitation, funds delivered to the Platform for the purchase of Units in that segregated series. As of December 31, 2010, the WC Diversified Series exists as the only segregated series on the Platform.

The Series is a feeder fund to the Master Fund and other funds sponsored by the Sponsor invest in the Master Fund. At December 31, 2010, the Series’ investment in the Master Fund was $6,590,406, approximately 3.83% of the Master Fund’s net assets. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, the Series and the Master Fund are not consolidated.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained in the custody of commercial banks and includes cash received related to subscriptions received in advance. The Master Fund traded on a leverage basis of approximately: (a) two to one from January 1, 2010 through January 18, 2010; (b) two and a half to one from January 19, 2010 through December 31, 2010. In order to maintain the Series’ overall portfolio at a leverage of approximately one, the Series’ capital not needed at the Master Fund to maintain a leverage of one will be held in the cash account maintained by the Series as opposed to being invested into the Master Fund. The Sponsor will rebalance the amounts held as it deems necessary to keep the Series’ capital leverage factor at approximately one.

Prepaid assets

Prepaid asset represents insurance contracts that are maintained by the Series as well as the ongoing sales commissions (the “Sales Commission”, “Initial Sales Commission” or “Placement Fee”). Insurance premiums paid are capitalized and expensed over the term of the contract. Refer to below section “Sales Commission”.

Subscriptions received in advance

Subscriptions received in advance are subscriptions for shares effective subsequent to year end.

Redemptions payable

Redemptions payable are share redemptions effective December 31, 2010 but paid subsequent to year end.

Fair Value of Investments

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active market. Under ASC 820, fair value measurements are disclosed by level within that hierarchy, as follows:

Level 1 — Values for investments classified as Level 1 are based on unadjusted quoted prices for identical investments in an active market. Since valuations are based on quoted prices that are readily accessible at the measurement date, valuation of these investments does not entail a significant degree of judgment.

Level 2 — Values for investments classified as Level 2 are based on quoted prices for similar investments in an active or non-active markets for which all significant inputs are observable either directly or indirectly. Level 2 inputs may also include discounts related to restrictions on the investments.

Level 3 — Values for investments categorized as Level 3 are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable, including valuations by the Sponsor or custodian in the absence of readily ascertainable market values.

The Series invests a portion of its assets in the Master Fund. The classification of the Master Fund’s investments in accordance with ASC 820 is discussed in the notes to the financial statements of the Master Fund. The Series classifies its investment in the Master Fund as a Level 2 investment.

Derivative Instruments

FASB ASC 815, Derivatives and Hedging (“ASC 815”) requires qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The Series invests substantially all of its assets in the Master Fund which engages in the speculative trading of U.S. and foreign futures contracts and forward currency contracts (collectively “derivatives”). The disclosures required by ASC 815 for the Master Fund are discussed in the notes to the attached financial statements of the Master Fund. The Series does not directly trade derivatives.

Interest Income/Expense

Interest income and expense is recognized on an accrual basis. Interest income or expense may include (1) the allocation from the Master Fund of the Master Fund’s interest income/expense from its broker or interest income from the Master Fund’s investment in the Offshore Platform Cash Account (“OPCA”), and allocated by the Master Fund to the Series or (2) interest income from the Series’ bank account.

Sales Commission

Each Member or Member-related account may be subject to an ongoing sales commission (the “Sales Commission”).

B-2 Units are subject to an ongoing Sales Commission equal to 2% per annum of the month-end net asset value, including interest income, of the outstanding B-2 Units after deducting the Management Fee and accrued Performance Fee, if any, but before deducting the Sales Commission and Sponsor’s Fee for such month. Each month that B-2 Units are sold, a Sales Commission equal to 2% of the aggregate subscriptions for B-2 Units is paid by the Sub-Series to the Selling Agent. The amount of the Initial Sales Commission will then be amortized against the Net Asset Value of the B-2 Units equally each month over the first 12 months. Thereafter, a Sales Commission equal to 0.17% of the Net Asset Value (equivalent to an annual rate of approximately 2.0%) of the B-2 Units sold on the relevant subscription date that remain outstanding is charged each month and is paid to the Selling Agents.

The Sales Commission may be greater or less than 2% of the current Net Asset Value of the B-2 Units. The Sales Commission charged against the Net Asset Value of the B-2 Units each month is equal to the total of the amortized

Sales Commission for all B-2 Units that have been outstanding for twelve months or less, plus 0.17% (equivalent to an annual rate of approximately 2%) per month of the Net Asset Value of the B-2 Units that have been outstanding for more than twelve months. For example, if 40% of the B-2 Units’ had been outstanding for more than twelve months, the total Sales Commission would equal the sum of all of the amortized portions for that month plus 0.17% (equivalent to an annual rate of approximately 2%) times the Net Asset Value of the B-2 Units times 0.4. All B-2 Unit holders would then be charged their pro rata portion of such amount. In general, if the Net Asset Value of the B-2 Units is increasing, the amount paid will generally be less than 2% of their Net Asset Value, and if the Net Asset Value of the B-2 Units is decreasing, the amount paid will generally be greater than 2% of their Net Asset Value.

The B-0 Units are not subject to a Sales Commission.

The Selling Agents, in consultation with the Sponsor, may waive or reduce the Sales Commission for certain Members without entitling any other Member to any such waiver or reduction.

Income Taxes

The Platform follows the provisions of FASB ASC Topic 740, Income Taxes  (“ASC 740”), related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2010, no liability was recognized in connection with ASC 740. The Platform is subject to income tax examinations by tax authorities for all tax years since its respective inception date.

No provision has been made in the accompanying financial statements for U.S. federal or state income taxes. As the Series is a partnership for tax purposes, the Series’ Members are individually responsible for reporting income or loss based on such Investor’s share of the Series’ income and expenses as reported for income tax purposes.

Distributions

The Sponsor does not currently intend to make any distributions. Consequently, in order to pay the taxes attributable to their investment in the Series, Members must either redeem Units or pay such taxes from other sources.

Subscriptions

Units are purchased generally at the beginning of each calendar month based on the net asset value per Unit for all other purposes (see Note 3) calculated for the prior month-end.

Completed Subscription Agreements relative to each series must be received by the appropriate Selling Agent no later than seven calendar days prior to the first day of any month in which a Member intends to invest. Members are initially issued units at $1,000 per unit as of the date of the commencement of operations and at the current Net Asset Value (“NAV”) for all dates thereafter.

Existing Members may make an additional investment by completing, and submitting to the Selling Agents, a short-form Subscription Agreement, as provided by the Sponsor.

The Sponsor, in its sole discretion and for any reason, may decline to accept the subscription of any prospective Member.

Redemptions

Units may be redeemed as of the end of any calendar month (each, a “Redemption Date”) at the Net Asset Value per Unit at such Redemption Date. Redemption requests must be received by the 15th day of the calendar month of such

Redemption Date or the following business day if the 15th is not a business day. The Sponsor may permit redemptions at other times and on shorter notice.

The Net Asset Value of redeemed Units is determined as of the Redemption Date for purposes of determining the redemption proceeds due to Members. Members will remain subject to fluctuations in such Net Asset Value during the period between submission of their redemption requests and the applicable Redemption Date. The Net Asset Value of Units on the designated Redemption Date may differ materially from the Net Asset Value of such Units as of the date on which an irrevocable redemption request must be submitted.

When Units are redeemed (or exchanged), any accrued fees (including performance fees) and expenses reduce the redemption proceeds paid to members.

Redemption Fee

If a Member redeems his or her investment in the B-2 Units before the end of the sixth calendar month following such Member’s initial investment in the B-2 Units (the “Initial Investment”), such Redemption will be subject to a Redemption Fee (the “Redemption Fee”) equal to 2% of such Member’s Initial Investment. If a Member Redeems his or her investment in the B-2 Units following the sixth month-end after the date of his or her Initial Investment but prior to the twelfth month-end after the date of such Member’s Initial Investment, such Redemption will be subject to a Redemption Fee equal to 1% of such Member’s Initial Investment in the B-2 Units. The Redemption Fee will be pro rated for partial redemptions prior to the twelfth month-end following such Member’s Initial Investment, i.e. if the Member withdraws 50% of his or her current investment in the B-2 Units, 50% of the Redemption Fee will be due upon Redemption. In no case will the sum of all Redemption Fees paid by a Member be greater than the Initial Sales Commission paid by such Member.

Indemnifications

In the normal course of business, the Series enters into contracts and agreements that contain a variety of representations and warranties and which would provide general indemnifications. The maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Series that have not yet occurred. The Series expects the risk of any future obligation under these indemnifications to be remote.

(3)           Related Party Transactions

A substantial amount of the Master Fund’s assets are held either with AlphaMosaic SPC – Offshore Platform Cash Account (“OPCA”), a related party. For a discussion on the OPCA, refer to Note 4 to the attached Master Fund’s financial statements.

The Sponsor will receive a flat-rate monthly sponsor fee (the “Sponsor’s Fee”) of 0.042 of 1% (a 0.50% annual rate) of the Series’ Net Asset Value after deducting the Management Fee and accrued Performance Fee, if any, from the Series’ month-end net asset value for all other purposes, including interest income, of a Member’s investment in the Series for such month. The Sponsor reserves the right to waive or reduce the fee in its sole discretion.

The Sponsor will receive a monthly service provider fee (the “Service Provider Fee”) equal to 0.025% of 1% (equivalent to an annual rate of approximately 0.30%) of the Net Asset Value of the Series. Operating costs paid for by the Sponsor out of the Service Provider Fee generally include: certain ongoing offering expenses; administrative, transfer, exchange and redemption processing costs; legal, regulatory, reporting, filing, tax, audit, escrow and accounting; the fees of the Master Fund’s directors; and any other operating or administrative expenses related to accounting, research, due diligence or reporting. The Service Provider Fee is charged at the Series level.

Operating costs not covered by the Service Provider Fee and paid for by the Series (including those allocated to the Series by the Master Fund) generally include:  execution and clearing brokerage commissions; forward and other over-the-counter (“OTC”) trading spreads; bank wire fees; insurance; and extraordinary expenses such as litigation and indemnification.

The Series incurred Sponsor’s fees of $26,697 for the year ended December 31, 2010, of which $5,299 is owed to the Sponsor at December 31, 2010.

The Series will bear all expenses incurred in connection with the organizational and initial offering of the Units at the Series level. For financial reporting purposes in conformity with GAAP, the Series expensed the organizational costs of $119,362 (“net asset value for financial reporting” or the “net asset value per Unit for financial reporting”). For all other purposes, including determining the net asset value per Unit for subscription and redemption purposes, the Series amortizes organizational and initial offering costs over a 60 month period (“net asset value for all other purposes” or the “net asset value per Unit for all other purposes”).

WC Diversified Series Net Asset Values

The quarterly net asset value and net asset value per Unit since commencement of operations are as follows:

B-0 Sub-series

	Net Asset Value			Net Asset Value per Unit
	All Other Purposes	Financial Reporting	Number of Units	All Other Purposes	Financial Reporting
Price at Commencement (January 1, 2010)				$1,000.000	$1,000.000
March 31, 2010	$204,747	$170,129	201.42	1,016.543	844.668
June 30, 2010	1,552,311	1,498,597	1,514.35	1,025.067	989.597
September 30, 2010	3,449,930	3,399,202	3,299.18	1,045.693	1,030.317
December 31, 2010	7,609,887	7,562,143	7,030.08	1,082.475	1,075.684

Total return after performance fee, from the commencement of operations through the year ended December 31, 2010
				8.25%	7.57%

B-2 Sub-series

	Net Asset Value			Net Asset Value per Unit
	All Other Purposes	Financial Reporting	Number of Units	All Other Purposes	Financial Reporting
Price at Commencement (January 1, 2010)				$1,000.000	$1,000.000
March 31, 2010	$711,568	$676,948	702.56	1,012.822	963.546
June 30, 2010	3,545,196	3,491,484	3,473.46	1,020.653	1,005.189
September 30, 2010	4,167,206	4,116,477	4,017.54	1,037.254	1,024.627
December 31, 2010	8,686,430	8,638,686	8,130.00	1,068.441	1,062.568

Total return after performance fee, from the commencement of operations through the year ended December 31, 2010
				6.84%	6.26%

(4)    Management and Performance Fees

The Series is subject to a monthly management fee at the rate of 0.1875% (a 2.25% annual rate) of the Series’ month-end net asset value for all other purposes (see Note 3) calculated before reduction for any Management Fees, Performance Fees, Service Provider Fees, Sponsor’s Fees, Sales Commission or Extraordinary Fees accrued (including performance fees accrued in a prior month) as of such month-end and before giving effect to any capital subscriptions made as of the beginning of the month immediately following such month-end and before any redemptions accrued during or as of such month-end, but after all expenses as of such month-end. The Sponsor will receive the Management Fee and the Performance Fee, and will remit such fees to the Trading Advisor, although the Selling Agents or an Affiliate may receive a portion of such fees not paid over to the Trading Advisor. The Series incurred management fees of $135,647 for the year ended December 31, 2010, of which $30,878 is payable at December 31, 2010.

The Series is subject to a quarterly Performance Fee equal to 20% which is paid at the Series level but is calculated based on the Series’ share of the Master Fund’s new Net Trading Profits as defined by the excess, if any, of the cumulative level of Net Trading Profits attributable to the Series at the end of such quarter over the highest level of cumulative Net Trading Profits as of the end of any preceding quarter (the “High Water Mark”). The Series incurred Performance Fees of $202,051 for the year ended December 31, 2010, of which $129,469 was payable at December 31, 2010.

The Trading Advisor has entered into a Trading Agreement with the Master Fund.

The Sponsor, in consultation with the Trading Advisor, may waive, rebate or reduce management and/or performance fees for certain Members without entitling other Members to such waiver, rebate or reduction.

(5)           Financial Instruments with Off-balance sheet and Concentration of Credit Risk

The Series via its investment in the Master Fund engages in the speculative trading of U.S. and foreign futures contracts and forward currency contracts (collectively “derivatives”). The Series does not have any direct commitments to buy or sell financial instruments, including derivatives. The Series has indirect commitments that arise through positions held by the Master Fund in which the Series invests. However, as an investor in a Master Fund, the Series’ risk at December 31, 2010, is limited to the fair value of its investment in the Master Fund.

(6)           Administration

Spectrum Global Fund Administration, LLC (“Spectrum US”) served as Administrator for the Platform through December 9, 2010. AlphaMetrix 360 served as the administrator subsequent to December 9, 2010. The Administrator is responsible for certain clerical and administrative functions of the Platform, including acting as registrar and transfer agent, calculation of NAV based on valuations provided by the Trading Advisors and the Sponsor (although the Sponsor is ultimately responsible for determining the NAV of each Fund).

AlphaMetrix360, LLC (“AlphaMetrix360”), an affiliate of the Sponsor, acquired the assets of Spectrum US as of December 9, 2010. The Sponsor has hired AlphaMetrix360 to provide administration services for the Series and the Master Fund.

 (7)           Financial Highlights

The following financial highlights in the table below show the Series’ financial performance for the year ended December 31, 2010 for B-0 and B-2 Sub-Series units. All performance returns noted are calculated based on the net asset value per Unit for financial reporting, with estimated organizational costs incurred prior to issuance of Units being expensed at the commencement of the operations of the Series. Total return is calculated as the change in a theoretical Member’s investment over the entire year - a percentage change in the Member’s capital value for the year. The information has been derived from information presented in the financial statements.

Regarding the information shown in the table below:

•
Per unit operating performance is computed based upon the weighted-average net units for the year ended December 31, 2010. Total return is calculated as the change in the net asset value per unit for the year ended December 31, 2010.

•	The net investment loss and total expense ratios are computed based upon the weighted average net assets for the year ended December 31, 2010.

•
Organizational expense has been allocated equally to the B-0 and B-2 Sub-Series, i.e. 50% of such costs at January 1, 2010 to each Sub-Series. Financial highlights are prepared in accordance with GAAP and include non-recurring organizational costs.

An individual Member’s total return and ratios may vary from those below based on the timing of capital transactions.

	AlphaMetrix Managed Futures III LLC (WC Diversified Series)
	Year Ended December 31, 2010 B-0 Sub-Series	Year Ended December 31, 2010 B-2 Sub-Series
Members’ capital per unit at January 1, 2010	$1,000.00	$1,000.00

Per unit data (for a unit outstanding throughout the year:
Net investment loss	(97.22)	(100.62)
Net realized and unrealized gain on investments	172.90	163.19
Total from investment	75.68	62.57

Members’ capital per Unit at December 31, 2010	$1,075.68	$1,062.57

Total return:
Total return before performance fee	11.58%	9.42%
Performance fee	(4.01%)	(3.16%)
Total return after performance fee	7.57%	6.26%

Ratios to average members’ capital
Net investment loss	(9.43%)	(9.85%)

Expenses:
Expenses	5.82%	7.01%
Performance fee	3.89%	3.10%
Total expenses	9.71%	10.11%

(8)           Subsequent Events

In accordance with FASB ASC 855, Subsequent Events, management has evaluated all subsequent events requiring recognition and disclosure in the financial statements through the date the financial statements were issued. Management has determined that except for the matters discussed in the following paragraphs, there are no material events that would require recognition or disclosure in the financial statements.

B-0 Members subscribed approximately $6,787,034 (of which $3,482,790 represents subscriptions received in advance as of December 31, 2010) and redeemed approximately $51,326, and B-2 Members subscribed approximately $2,949,762 (of which $1,240,250 represents subscriptions received in advance as of December 31, 2010) and redeemed approximately $0.

AlphaMetrix360 indirectly acquired the shares of Spectrum Global Fund Administration (Cayman) (“Spectrum Cayman”), on January 7, 2011, after receiving approval from the Cayman Islands Monetary Authority.  Spectrum Cayman changed its name to AlphaMetrix360 (Cayman) on January 12, 2011, and subsequently to AlphaMetrix360 (Cayman) Ltd. on February 8, 2011. AlphaMetrix has hired AlphaMetrix360 and AlphaMetrix360 Ltd. to provide administration services for the Platform, Series and the Master Fund.